APPALACHIAN POWER COMPANY
                              PUTNAM COAL TERMINAL
                        QUARTERLY REPORT PER REQUIREMENTS
                    OF HOLDING COMPANY ACT RELEASE NO. 23272
                BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 2001





                                                      CONTENTS


                                                           Page

Statements of Transfer Fees Charged                           1

Summary of Costs Incurred                                     2


                            APPALACHIAN POWER COMPANY
                              PUTNAM COAL TERMINAL
                       STATEMENTS OF TRANSFER FEES CHARGED
                BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 2001
                                     October 2001               November 2001                December 2001
                              --------------------------  --------------------------  --------------------------
                              Tons      Fee      Amount  Tons      Fee      Amount  Tons      Fee      Amount
                              ----      ---      ------  ----      ---      ------  ----      ---      ------
                                     (per ton)   (000)          (per ton)   (000)          (per ton)   (000)
TRANSFER FEES CHARGED*               None                     None                      None
---------------------

  * Transfer fees reported are limited to coal transfer services billings to affiliates or investment equalization charges to Ohio Power Company as applicable. There were no transfer services performed for affiliates during the quarter ended December 31, 2001. Costs incurred when the terminal is not utilized are charged as a cost of operating the Amos Plant.


                            APPALACHIAN POWER COMPANY
                              PUTNAM COAL TERMINAL
                            SUMMARY OF COSTS INCURRED
                BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 2001
                                                          Three
                                                          Months
                       October    November    December    Ended
                         2001       2001        2001     12/31/01
                       -------    --------    --------   --------
                                     (in thousands)
Salaries and Benefits.   $  8       $  6        $  5      $ 19
Depreciation . . . . .     77         78          77       232
Taxes Other Than
  Income Taxes*. . . .     15         15          16        46
Materials & Supplies .      1         -            2         3
Electricity. . . . . .      5          4           5        14
Other. . . . . . . . .      7          3           6        16
                         ----       ----        ----      ----

          Total**. . .   $113       $106        $111      $330
                         ====       ====        ====      ====


  * Excludes FICA, Federal Unemployment and State Unemployment. These costs are reflected in benefits.
  ** Excludes cost of capital, see discussion of return on investment in the footnotes on page 1.